[Letterhead of Baidu.com, Inc.]
August 20, 2008
VIA EDGAR
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Megan Akst, Senior Staff Accountant
Mr. Patrick Gilmore, Senior Staff Accountant
Ms. Katherine Wray, Staff Attorney
Mr. David Orlic, Legal Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Baidu.com, Inc. (the “Company”)
Form 20-F for the fiscal year ended December 31, 2007
filed on June 5, 2008 (File No. 0-51469) (the “Form 20-F for 2007”)
Dear Ms. Collins, Ms. Akst, Mr. Gilmore, Ms. Wray and Mr. Orlic,
     The Company has received the letter dated July 30, 2008 from the staff of the Securities and Exchange Commission regarding the Form 20-F for 2007 (the “Comment Letter”) and would like to request an extension to the deadline for responding to that letter. We will provide our response to the Comment Letter via EDGAR as soon as possible, in any event no later than September 2, 2008.
     If you have any additional questions or comments regarding the 2007 Form 20-F, please contact the undersigned at (8610) 8262-1188 Ext. 8807 or the Company’s U.S. counsel, Julie Gao of Latham & Watkins LLP at (852) 2912-2535. Thank you very much.

Very truly yours,
/s/ Jennifer Li

Jennifer Li Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu.com, Inc.
Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong
Joe Tsang, Partner, Ernst & Young Hua Ming, Beijing